SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For November 12, 2002


                      BONSO ELECTRONICS INTERNATIONAL INC.
                      ------------------------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11/F., Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
                         ------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                  Form 20-F [X]                 Form 40-F [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                  Yes [ ]                       No [X]

BONSO ELECTRONICS REPORTS SECOND QUARTER RESULTS AND ARBITRATION PROCEEDINGS WITH AUGUSTA TECHNOLOGIE AG

     HONG KONG, November 12, 2002 - Bonso Electronics International Inc. (NASDAQ:BNSO) today announced net income of $26,000, or $0.005 per share, on revenues of $10,611,000 for the second fiscal quarter ended September 30, 2002.

     Earnings declined 94 percent from $408,000, or $0.074 per share, for the second quarter of fiscal 2002, while revenues were down 23 percent from $13,848,000 in the same 2002 period.

     For six months ended September 30,2002, net income was $549,000 or $0.096 per share on revenues of $20,728,000. Earnings declined 49% from $1,075,000 or $0.194 per share and revenues were down 22% from $26,429,000 in the same 2002 period.

     Second quarter revenues reflect the continuing slow recovery of the telecommunications industry, which provided Bonso with approximately 33% of its Fiscal Year 2002 sales, according to Anthony So, Bonso Chairman, President and CEO. Mr. So said "Our scale business for the first half of the year was maintained at the same level of $15 million as Fiscal Year 2002, but orders for wireless products were down 45%." Further, we are cautiously optimistic that our telecommunications business will increase during the second half of this Fiscal Year".

     The second quarter gross margin improved 3.5 percent on lower revenues, compared to the same Fiscal Year 2002 period, which Mr. So attributed to a formal program for improving manufacturing efficiency and overall business processes.

     In May of 2001, Bonso acquired KORONA Haushaltswaren GmbH & Co. KG ("Korona") from Augusta Technologie AG ("Augusta"). Part of the purchase price paid to Augusta was the issue of 180,726 shares of Bonso's restricted common stock. The Stock Purchase Agreement gave Augusta the right to have Bonso redeem the common stock if the registration of the stock had not been declared effective by the SEC on or before January 31, 2002. Bonso filed a registration statement to register the common stock held by Augusta, which was declared effective by the SEC on March 7, 2002. In March 2002, Augusta exercised the repurchase obligation requesting to return the 180,726 shares of common stock to us in exchange for a promissory note of $1,445,808, repayable in nine monthly payments which would have commenced April 1, 2002 and bearing interest at a rate of 8% per annum which would have resulted in an interest cost of approximately $50,000 for the whole period of the promissory note. Management believes that Bonso was not required to accept Augusta's tender of their shares, because Augusta hindered the registration process by refusing to allow Korona's auditors to update and certify Korona's financial statements. Although management believes that it has meritorious defenses to the claims asserted by Augusta and intends to defend these claims vigorously, arbitration is uncertain and Bonso may not prevail in the arbitration proceeding.

About Bonso Electronics

     Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. With the May 2001 acquisition of Korona Haushaltswaren, GmbH, a distributor of household scales in Europe, Bonso is embarking on its first consumer marketing venture in Europe and the U.S. under the Korona brand. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.

                                FINANCIAL SUMMARY

                                     For the Three Months     For the six months
                                        Ended June 30            Ended June 30
                                         (Unaudited)              (Unaudited)
                                     --------------------     ------------------
                                       2002        2001        2002        2001
                                       ----        ----        ----        ----

Revenues($000)                        10,611      13,848      20,728      26,429
Gross Profit($000)                     2,814       3,191       5,682       5,878
Net Income($000)                          26         408         549       1,075
Earnings Per Share($)                  0.005       0.074       0.096       0.194
Weighted Average
Shares Outstanding(000)                5,710       5,540       5,710       5,540


The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions, the potential effect of the dispute with Augusta Technologie AG and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

Contact
Investor Relations Contact
George O'Leary
Tel : 949-760-9611
Fax : 949-760-9607

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BONSO ELECTRONICS INTERNATIONAL INC.
                                         (Registrant)



Date: November 12, 2002                  By: /s/ Henry F. Schlueter
      -----------------                  --------------------------
                                         Henry F. Schlueter, Assistant Secretary